Exhibit 11.1

The following table sets forth the computation of earnings per share:

	Nine Months Ended September 30,		Years Ended December 31,
	2010	2009	2009	2008
Basic earnings per share:
Net earnings attributable to USMD Inc.	$11,874	$2,291	$2,303	$182
Weighted-average common shares outstanding	29,708	29,836	29,804	30,209

Basic earnings per share	$0.40	$0.08	$0.08	$0.01

Diluted earnings per share:
Net earnings attributable to USMD Inc.	$11,874	$2,291	$2,303	$182
Weighted-average common shares outstanding	29,708	29,836	29,847	30,209
Effect of potentially dilutive securities	577	73	73	—

Weighted average common shares outstanding assuming dilution	30,285	29,909	29,920	30,209
Diluted earnings per share	$0.39	$0.08	$0.08	$0.01